SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period September 19, 2006 to September 21, 2006
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing filing of prospectus supplement.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
September 21, 2006	By:	/s/ Douglas C. Bowles
		Name:	Douglas C. Bowles
		Title:	Vice President and Controller

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES FILING OF
PROSPECTUS SUPPLEMENT
(Calgary, September 20, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively, “Pengrowth”), announces that it has filed a Prospectus Supplement to Pengrowth’s short form base shelf prospectus dated September 15, 2006 related to the previously announced bought deal equity offering. This document was filed with Canadian securities regulatory authorities in all Canadian provinces and with the U.S. Securities and Exchange Commission.
Pengrowth is also pleased to announce an increase in the base amount of the offering to approximately 18,585,000 trust units or $420,021,000 at the original offering price of $22.60 per trust unit. Pengrowth has also proportionately increased the grant to the Underwriters of an option, exercisable in whole or in part until 4:00 pm on the day before closing, to purchase up to an additional 4,725,000 Pengrowth trust units at the same offering price (the “Underwriters’ Option”).
Pengrowth has signed an underwriting agreement with the underwriters led by RBC Capital Markets and including BMO Capital Markets, CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., Merrill Lynch & Co., Inc., HSBC Securities (Canada) Inc., Sprott Securities Inc., Canaccord Capital Corporation, Raymond James Ltd., Dundee Securities Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited. (collectively, the “Underwriters”).
The offering is scheduled to close on or about September 28, 2006, subject to certain conditions, including conditions set forth in the underwriting agreement. The closing of the offering is conditional on the concurrent closing of the Carson Creek acquisition which was previously announced by Pengrowth. Purchasers of Pengrowth trust units issued pursuant to the offering will be eligible for the $0.25 per unit distribution payable on October 15, 2006.
The net proceeds from this offering will be used to fund a portion of the Carson Creek acquisition. If the Underwriters’ Option is exercised and the net proceeds of the offering exceed the amount required to fund the Carson Creek acquisition, the remaining net proceeds may be used to fund a portion of Pengrowth’s 2006 capital program, partial repayment of Pengrowth’s revolving credit facility or for general corporate purposes.

Pengrowth Energy Trust is one of the largest energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.un) and the New York Stock Exchange (PGH). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.6 years and a reserve base of 219.4 million boe at December 31, 2005. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191
Advisory:
This news release shall not constitute an offer to sell or the solicitation of an offer to buy Pengrowth trust units, nor shall there be any sale of Pengrowth trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. You may obtain a copy of the prospectus relating to this offering from RBC Capital Markets, c/o RBC Dominion Securities, 277 Front Street West, 5th Floor, Toronto, Ontario M5V 2X4 telephone: (416) 842-5349 Attention: Simon Yeung.
Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the use of the proceeds of the offering and the closing date of the offering.

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Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: incorrect assessments of value when making acquisitions; increases in debt service charges; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in tax laws; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in our Annual Information Form dated March 29, 2006.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

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